UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of December, 1998



                                TELEGLOBE INC.
                (Translation of registrant's name into English)

      1000, rue de La Gauchetiere ouest, Montreal, Quebec H3B 4X5 Canada
                   (Address of principal executive offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F____   Form 40-F   X
                                                ---

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                             Yes _____ No   X
                                           ---

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

                                  SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act, of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                          TELEGLOBE INC.



                          By:  /s/ Andre Bourbonnais
                               ---------------------
                               Name:   Andre Bourbonnais
                               Title:  Vice-President, Legal Affairs and
                                       Corporate Secretary



Date:       December 3, 1998

               UNAUDITED RECONCILIATION OF FINANCIAL STATEMENTS

                   FROM CANADIAN GAAP TO UNITED STATES GAAP


     The consolidated financial statements of the Corporation have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP and with practices prescribed by The United States Securities and Exchange Commission.

     Under U.S. GAAP, the net income and earnings per common shares figures for the nine month period ended September 30, 1998 would be as follows (in millions of Canadian dollars except per share amounts):

Net income - as reported  . . . . . . . . . . . . . .           $149.6
Adjustments
 Foreign exchange (a)   . . . . . . . . . . . . . . .             (7.0)
 Purchase price of an acquired enterprise (b)   . . .             (0.2)
 Purchase accounting (c)  . . . . . . . . . . . . . .             (0.2)
 Income taxes (d)   . . . . . . . . . . . . . . . . .            (13.0)
 Rent escalation (e)  . . . . . . . . . . . . . . . .             (0.1)
 Real estate joint venture (f)  . . . . . . . . . . .              0.3
 Development stage enterprises (g)  . . . . . . . . .            (25.1)
 Post-retirement benefits (h)   . . . . . . . . . . .             (0.2)
 Gain on disposal of investment (i)   . . . . . . . .             46.8
                                                                ------
                                                                   1.3
                                                                ------
Net income per share - U.S. GAAP  . . . . . . . . . .           $150.9
                                                                ======



Earnings per share - U.S. GAAP
 Basic  . . . . . . . . . . . . . . . . . . . . . . .           $ 1.12
                                                                ------
 Diluted  . . . . . . . . . . . . . . . . . . . . . .           $ 1.11
                                                                ------

     The application of U.S. GAAP as at September 30, 1998, would have a significant effect on the following balance sheet items as reported (in millions of Canadian dollars):


Current assets - Canadian GAAP  . . . . . . . . . . . .        $1.023.1
 Development stage enterprises (g)  . . . . . . . . . .            (0.5)
 Joint ventures (i)   . . . . . . . . . . . . . . . . .           (17.7)
                                                               --------
Current assets - U.S. GAAP  . . . . . . . . . . . . . .        $1,004.9
                                                               --------

Investments - Canadian GAAP                                    $   18.5
 Real Estate joint venture (f)  . . . . . . . . . . . .            (1.1)
 Development stage enterprises (g)  . . . . . . . . . .           (79.8)
 Joint ventures (i)   . . . . . . . . . . . . . . . . .           407.8
                                                               --------
Investments - U.S. GAAP                                        $  345.4
                                                               --------

Property, plant and equipment - Canadian GAAP . . . . .        $1,408.0
 Purchase accounting (c)  . . . . . . . . . . . . . . .            (0.1)
 Joint ventures (j)   . . . . . . . . . . . . . . . . .          (505.2)
 Venture accounting (k)   . . . . . . . . . . . . . . .            (6.7)
                                                               --------
                                                               $  896.0
                                                               --------
Goodwill - Canadian GAAP  . . . . . . . . . . . . . . .        $   87.9
 Purchase price of an acquired enterprise (b)   . . . .             7.2
 Purchase accounting (c)  . . . . . . . . . . . . . . .             7.7
 Joint ventures (j)   . . . . . . . . . . . . . . . . .            (6.3)
                                                               --------
Goodwill - U.S. GAAP                                           $   96.5
                                                               --------

Deferred charges and other - Canadian GAAP  . . . . . .        $  255.7
 Foreign exchange (a)   . . . . . . . . . . . . . . . .           (17.0)
 Development stage enterprises (g)  . . . . . . . . . .           (12.8)
 Post-retirement benefits (h)   . . . . . . . . . . . .            (0.2)
 Joint ventures (j)   . . . . . . . . . . . . . . . . .           (78.4)
                                                               --------
Deferred charges and other - U.S. GAAP  . . . . . . . .        $  147.3
                                                               --------







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

Current liabilities - Canadian GAAP . . . . . . . . . .        $  817.9
 Rent escalation (e)  . . . . . . . . . . . . . . . . .             7.2
 Joint ventures (i)   . . . . . . . . . . . . . . . . .           (38.2)
                                                               --------
Current liabilities - U.S. GAAP . . . . . . . . . . . .        $  786.9
                                                               --------

Long term debt - Canadian GAAP  . . . . . . . . . . . .        $  613.4
 Joint ventures (i)   . . . . . . . . . . . . . . . . .          (160.0)
                                                               --------
Long term debt - U.S. GAAP  . . . . . . . . . . . . . .        $  453.4
                                                               --------

Deferred income taxes - Canadian GAAP . . . . . . . . .        $   67.7
 Income taxes (FAS 109) (d)   . . . . . . . . . . . . .             1.6
                                                               --------
Deferred income taxes - U.S. GAAP . . . . . . . . . . .        $   69.3
                                                               --------

Other liabilities and deferred credits - Canadian GAAP         $   71.3
 Development stage enterprises (g)  . . . . . . . . . .           (27.5)
 Joint ventures (j)   . . . . . . . . . . . . . . . . .            (1.6)
                                                               --------
Other liabilities and deferred credits - U.S. GAAP  . .        $   42.2
                                                               --------

Shareholders' equity - as reported  . . . . . . . . . .        $1,222.9
Cumulative adjustments
 Foreign exchange (a)   . . . . . . . . . . . . . . . .           (17.0)
 Purchase price of an acquired enterprise (b)   . . . .             7.2
 Purchase accounting (c)  . . . . . . . . . . . . . . .             7.6
 Income taxes (d)   . . . . . . . . . . . . . . . . . .            32.8
 Rent escalation (e)  . . . . . . . . . . . . . . . . .            (7.2)
 Real estate joint venture (f)  . . . . . . . . . . . .            (1.1)
 Development stage enterprises (g)  . . . . . . . . . .           (61.7)
 Post-retirement benefits (h)   . . . . . . . . . . . .            (0.2)
 Venture accounting (k)   . . . . . . . . . . . . . . .            (6.7)
 Extraordinary item (l)   . . . . . . . . . . . . . . .           (30.1)
 Cumulative translation adjustment (m)  . . . . . . . .            (8.2)
                                                               --------
Shareholders' equity - U.S. GAAP  . . . . . . . . . . .        $1,138.3
                                                               ========

     Under U.S. GAAP, the cash flow figures for the nine month period ended September 30, 1998, would be as follows (in millions of Canadian dollars):


Cash flow provided by (applied to):

Operating activities - Canadian GAAP  . . . . . .              $296.3
 Foreign exchange (a)   . . . . . . . . . . . . .                (7.4)
 Development stage enterprises (g)  . . . . . . .                (1.8)
 Joint ventures (i)                                             (52.6)
                                                               ------
Operating activities - U.S. GAAP  . . . . . . . .              $234.5
                                                               ------

Investing activities - Canadian GAAP  . . . . . .              $  2.6
 Foreign exchange (a)   . . . . . . . . . . . . .                 7.4
 Development stage enterprises (g)  . . . . . . .                 1.8
 Joint ventures (j)   . . . . . . . . . . . . . .                69.3
                                                               ------
Investing activities - U.S. GAAP  . . . . . . . .              $ 81.1
                                                               ------

Financing activities and dividends - Canadian
GAAP  . . . . . . . . . . . . . . . . . . . . . .              $(63.7)
 Joint ventures (j)   . . . . . . . . . . . . . .                 5.7
                                                               ------
Financing activities and dividends - U.S. GAAP  .              $(58.0)
                                                               ------


Increase in cash  . . . . . . . . . . . . . . . .              $257.6
Cash, beginning of year . . . . . . . . . . . . .                67.7
                                                               ------
Cash, end of year . . . . . . . . . . . . . . . .              $325.3
                                                               ======


____________________
[FN]
(a)    Foreign exchange
       U.S. GAAP require immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP require that these unrealized gains and losses be deferred and amortized.
(b)    Purchase price of an acquired enterprise
       Under U.S. GAAP, the difference between the discounted value and the face value of an interest-free loan to employees under an employee share purchase plan and the discount on the price of such shares issued in contemplation of an acquisition of an enterprise are being considered in the determination of the purchase price and consequently increases the goodwill.
(c)    Purchase accounting
       The deferred tax liability on non-deductible difference between the recorded costs of acquired fixed assets and the tax bases of such assets were recorded as goodwill and as a deferred tax liability under U.S. GAAP rather than recorded as fixed assets under Canadian GAAP. Consequently, a difference in depreciation expense occurs due to different periods of depreciation on amortization and amounts of goodwill and fixed assets.
(d)    Income taxes
       Under U.S. GAAP, deferred income taxes are calculated based on the asset and liability method and are revalued each period using currently enacted tax rates. Deferred income taxes for purposes of Canadian GAAP, based on the deferral method, are measured at tax rates prevailing at the time the provisions for deferred taxes are made. In addition, the deferred tax impact of other reconciling items are included.
(e)    Rent escalation
       U.S. GAAP require that total rental payments, including any rent escalation clauses, be amortized on a straight-line basis over the term of the leases.
(f)    Real estate joint venture
       U.S. GAAP require that the period of capitalization of costs ceases on the date when the property is ready for its intended use. Under Canadian GAAP, that period is determined to be the date when a satisfactory level of occupancy has been achieved. Also, under U.S. GAAP, total rental revenues, including any rent escalation clauses, are amortized on a straight-line basis over the term of the leases.
(g)    Development stage enterprises
       U.S. GAAP require that development stage enterprises shall present their financial statements in conformity with GAAP applicable to established operating enterprises. Under Canadian GAAP, such enterprises may defer expenditures during the pre-operating period.
(h)    Post-retirement benefits
       U.S. GAAP require accounting for post-retirement benefit plans on the accrual basis. Under Canadian GAAP these costs are recorded when they are incurred.
(i)    Gain on disposal of investment
       U.S. GAAP require that the closing date be the transaction date when disposing of a financial asset. Under Canadian GAAP, the transaction date is the effective date of the transaction and might be different from the closing date. The sale of CGI shares is recorded in January 1998 for U.S. GAAP purposes and in December 1997 for Canadian GAAP purposes. Also, U.S. GAAP require that the gain on sale to CGI of the Insurance Systems subsidiary, recorded as discontinued operations, be determined at the closing of the transaction in October 1998 whereas under Canadian GAAP the gain is calculated based on the trading value of the CGI shares (part of the consideration received on the sale) on the date of the letter of intent entered into with CGI in August 1998.
(j)    Joint ventures
       Interest in joint ventures are recognized using the proportionate consolidation method under Canadian GAAP. Under U.S. GAAP, joint ventures are accounted for using the equity method.
(k)    Venture accounting
       U.S. GAAP require that certain costs (like construction and financing costs amongst others) be capitalized during the construction of an asset only up to the date the asset is ready for resale. Also, revenues from sales of the asset and the related cost of sales are recognized in the statement of income when the sales occur. Under Canadian GAAP, under certain circumstances, projects undertaken meet the criteria of Venture accounting. Under this method, all costs and revenues are entered into one account and carried forward as a net figure in the balance sheet until the final result of the venture can be estimated.
(l)    Extraordinary item
       U.S. GAAP require an enterprise to record the net effects of discontinuing the application of the provisions applicable to rate-regulated enterprises as an extraordinary item in the financial statements. In 1996, Teleglobe Canada Inc., a subsidiary of Teleglobe, became subject to a regulation based on price ceiling instead of the previous rate of return on equity regulation. As a result, the probable revenue asset, set up as a result of certain deferred tax liability being recorded, was written off.
(m)    Cumulative translation adjustment
       U.S. GAAP require recording the cumulative translation adjustment net of taxes in certain circumstances. Also, the cumulative translation adjustment is adjusted to reflect the change in the net asset of one of the self-sustaining joint venture.
(n)    Comprehensive income
       Comprehensive income for the nine month period ended September 30, 1998 is $158.7, which in addition of net income, include the change in cumulative translation adjustment.